                                                                    EXHIBIT 12.2

Gables Realty Limited Partnership
Ratio of earnings to combined fixed charges and preferred dividends Dollars in thousands

                                                                                                 Gables Realty Limited
                                                    Gables Realty Limited Partnership           Partnership Predecessor
                                          ---------------------------------------------------   -----------------------
                                          Six months        Years ended 12-31
                                             ended     ---------------------------   1-26-94-   1-1-94-      Year ended
                                            6-30-98      1997      1996      1995    12-31-94   1-25-94       12-31-93
                                          ----------   -------   -------   -------   --------   -------      ----------

Net income before gain on sale of
 real estate assets, loss on treasury
 lock extension and extraordinary items     $18,134    $31,931   $27,541   $18,369    $15,972     ($92)        $ 4,520
                                          ---------------------------------------------------   ----------------------

Plus Fixed Charges and Preferred
 Dividends:
 Interest expense                            17,498     24,804    21,112    13,088      8,345    1,043          12,253
 Credit enhancement fees                        562        509       576       710        661       35             591
 Interest capitalized                         3,641      5,161     4,373     7,481      3,031       54           1,053
 Loan cost amortization expense                 507        992     1,348       932        893      234           1,132
 Loan cost amortization capitalized              98        182       285     1,508      1,176        0             110
 Preferred Dividends                          4,780      4,163         0         0          0        0               0
                                          ---------------------------------------------------   ----------------------
Total fixed charges and preferred
 dividends(1)                                27,086     35,811    27,694    23,719     14,106    1,366          15,139

Less:
Interest capitalized                          3,641      5,161     4,373     7,481      3,031       54           1,053
Loan cost amortization capitalized               98        182       285     1,508      1,176        0             110
                                          ---------------------------------------------------   ----------------------

Adjusted earnings(2)                         41,481     62,399    50,577    33,099     25,871    1,220          18,496
                                          ---------------------------------------------------   ----------------------

Ratio (2 divided by 1)                         1.53       1.74      1.83      1.40       1.83     0.89            1.22
                                          ===================================================   =======================
Coverage deficiency                                                                               (146)

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